July 7, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:     Lyn Shenk, Branch Chief

Re:	Peninsula Gaming, LLC, Peninsula Gaming Corp., Diamond Jo, LLC
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 30, 2010
File No. 333-117800, 333-105587-01, 333-88829

Ladies and Gentlemen:

Peninsula Gaming (the “Company”) is delivering this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 23, 2010 (the “Comment Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2009 filed on March 30, 2010 (File No. 333-117800, 333-105587-01, 333-88829 )(“Form 10-K”).

The Company has responded to all of the Staff’s comments. The Company’s responses are set forth below, with the heading and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter have the meanings given to them in the Form 10-K.

Form 10-K: For the Year Ended December 31, 2009

Item 7.  Management’s Discussions and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

1.	In future filings, please analyze and discuss the reasons why slot revenue and table game revenue increased or decreased as compared to the prior period.

We acknowledge the Staff’s comment and will revise our disclosure in future filings to include a detailed discussion and analysis of the reasons for increases or decreases in slots and table game revenues in comparison to prior periods.

2.
In future filings, please quantify, discuss, and analyze the changes in costs of sales (casino, racing, video poker, food and beverage and other). In your revised disclosure, please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material.

We acknowledge the Staff’s comment and will revise our disclosure in future filings to include a detailed discussion and analysis, including quantification of changes in costs of sales, to the extent material to our operations.

3.	In future filings, please quantify, discuss, and analyze changes in all significant accounts such as interest expense and loss on early retirement of debt to the extent material.

We acknowledge the Staff’s comment and will revise our disclosure in future filings to include a detailed discussion and analysis of changes in all significant accounts, to the extent material.

Liquidity and Capital Resources, page 27

4.
 We note that you had investing cash outflows of $7.3 million primarily related to the acquisition of slot machines and slot machine conversions and general maintenance capital expenditures throughout your properties.  Please further describe the general maintenance expenditures for us and provide us an example so that we may better understand your accounting.

General maintenance capital expenditures are capital expenditures that relate to the replacement or major renewals and improvements to our existing fixed assets.  Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred.  Examples of major general maintenance capital expenditures for 2009, excluding slot machines and slot machine conversions, include the purchase of new servers and computer equipment, the purchase of currency counting equipment, improvements to parking lots, upgrades to surveillance cameras and equipment and improvements to our existing buildings.

Item 8.  Financial Statements And Supplementary Data

Note 2.  Summary of Significant Accounting Policies

Goodwill and Licenses and Other Intangible Assets, F-8

5.
 We note that you have recorded ABC’s gaming licenses as indefinite lived intangible assets; however, you have recorded ABC’s tradename as a finite lived intangible asset.  Please tell us and disclose in future filings your basis for deeming ABC’s gaming licenses to be indefinite lived.

Based on the nature of the Company’s business, we have estimated the remaining useful life of the ABC gaming license to be indefinite, consistent with our other gaming licenses. The gaming license is estimated to have an indefinite life based on the following (which we will disclose in future filings): (i) the Company determined that there are no known legal, regulatory, contractual, economic or other factors that would limit the useful life other than the gaming license requires renewal every five years (see renewal experience below), (ii) the Company intends to renew and operate the license indefinitely, (iii) the Company’s license renewal experience in Louisiana since 2003, as well as the license renewal experience of other operators in Louisiana, confirms that license renewals would not be withheld except under extraordinary circumstances; (iv) the Company’s license renewal experience in Louisiana confirms the Company’s belief that the renewal process could be completed without substantial cost and without material modification of the license; (v) the economic performance of the operations related to the license since its relocation to Amelia, Louisiana in May 2007 supports the Company’s intention of operating the license indefinitely; and (vi) the continued limitation of gaming licenses in the State of Louisiana limits competition in the jurisdiction where the license is maintained.

6.
We note that you are required to pay a contingent fee of one half of one percent of net slot revenues and that you have recorded this fee paid each year as an adjustment to the purchase price allocated to slot machine and video game licenses.  Please clarify for us to whom you pay this fee and what these licenses cover.  Additionally, please tell us the basis for your current accounting treatment as well as how you plan to account for such amounts at the end of the 10 year payment period.  Please cite any accounting literature that you relied upon.

On June 25, 2002, PGP entered into an agreement with William E.  Trotter, II (“Trotter”) and William E. Trotter, II Family L.L.C., (“WET2LLC”) to acquire all of Trotter’s membership interests in The Old Evangeline Downs, L.L.C.  (“EVD”) owned by WET2LLC (together, the “Trotter Purchase”).  On August 30, 2002, the Company consummated the Trotter Purchase for a purchase price consisting of cash of $15,546,000, plus a contingent fee of one half of one percent (0.5%) of the net slot revenues generated by EVD’s racino located in St.  Landry  Parish,  Louisiana, for a period of ten years commencing on December 19, 2003, the date the  racino’s casino opened to the general  public.  This contingent fee is payable to Trotter monthly in arrears and has been recorded as an adjustment to the purchase price of the slot machine and video game license.  This indefinite lived intangible asset is not amortized, but is reviewed at least annually for impairment and written down and charged to income when the recorded value exceeds its estimated fair value.  Such accounting treatment will continue after the 10 year payment period.

Accounting Standards Codification (“ASC”) 805-10-65-1a states the following:

“FASB Statement No. 141 (Revised 2007) is to be applied prospectively to business combinations for which the acquisition date is the beginning of the first annual reporting period beginning on or after December 15, 2008.  Earlier application is prohibited.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of that Statement shall not be adjusted upon application of that Statement.”

Since the Trotter Purchase occurred before December 15, 2008, the applicable literature is FASB Statement No. 141.  Paragraph 27 of FASB Statement No. 141 states the following:

“The contingent consideration usually should be recorded when the contingency is resolved and consideration is issued or becomes issuable. In general, the issuance of additional securities or distribution of other consideration at resolution of contingencies based on earnings shall result in an additional element of cost of an acquired entity.”

Based on the above accounting guidance and based on the valuations obtained at the date of purchase, which indicated that an estimate of the potential contingent consideration should be allocated to the slot machine and electronic video game license, the Company has recorded the contingent consideration when resolved and paid each month as additional acquisition cost of the slot machine and electronic video game license.

The slot machine and electronic video game license allows the Company to operate slot machines and video poker at EVD and their off-track betting parlors.

Obligation Under Minimum Assessment Agreement, F-10

7.
 We note that you entered into a development agreement and a minimum assessment agreement with the City of Dubuque, Iowa regarding the design, development construction and financing of the public parking facility located adjacent to DJL’s new casino development.  Please further clarify for us the nature and terms of your interest and obligations related to this facility.  Additionally, please further clarify your accounting for these agreements and cite any accounting literature that you relied upon.

On October 2, 2007, DJL entered into the Amended and Restated Port of Dubuque Public Parking Facility Development Agreement (the “Agreement”) with The City of Dubuque, Iowa (“City”) related to the design, development, financing and construction of a multi-level public parking facility to be owned and operated by the City on real estate owned by the City (the “Public Parking Facility” or “PPF”) located adjacent to the DJL’s planned casino.

Under the Agreement, the City agreed to issue $23.0 million principal amount of 7.5% Urban Renewal Tax Increment Revenue Bonds, Taxable Series 2007 (“Bonds”), the proceeds of which were used to construct the Public Parking Facility adjacent to DJL’s new casino.  DJL contributed $6.3 million toward the construction of the PPF.  DJL also entered into a Minimum Assessment Agreement (“MAA”) which establishes a minimum amount of property taxes to be paid to the City of approximately $1.9 million per year. The payments required to be made by DJL under the MAA are being used by the City to pay principal and interest obligations of the City under the Bonds.  The Company, DJL’s parent, provided a guarantee to the City in the event DJL should default in respect of its obligations under the MAA. The MAA requires the Company to make payments of property taxes as they become due, without regard to any loss, complete or partial, to the Development Property, any interruption in, or discontinuation of, the use, occupancy, ownership or operation of the Development Property by the Company or any other matter or thing which for any reason interferes with, prevents or renders burdensome the use or occupancy of the Development Property by the Company.

In addition, in exchange for free use of the PPF by the public, including DJL’s casino patrons, DJL agreed to pay the reasonable and necessary actual operating costs incurred by City for the operation, security, repair and maintenance of the as well as establish a sinking fund to be used solely to satisfy the capital maintenance requirements of the PPF.

The applicable accounting literature related to the Agreement is ASC 970-470-25 (formerly EITF 91-10), which states:

“If the special assessment or the assessment to be levied by the TIFE on each individual property owner is a fixed or determinable amount for a fixed or determinable period, there is a presumption that an obligation should be recognized by the property owner. Further, with respect to TIFEs, factors such as the following indicate that a company may be contingently liable for TIFE debt, and recognition of an obligation should be evaluated under Topic 450:

1. The company must satisfy any shortfall in annual debt service obligations.
2. There is a pledge of company assets.
3. The company provides a letter of credit in support of some or all of the TIFE debt or provides other credit enhancements.

If the company is constructing facilities for its own use or operation, the presence of any of the above factors creates a presumption that the TIFE debt must be recognized as an obligation of the company.”

DJL is using the Public Parking Facility, which is adjacent to (and attached by a walkway to) the Development Property, as parking for its patrons. While the Public Parking Facility was not constructed by DJL, DJL was involved in designing the PPF, approving change orders, assuming responsibility for any cost overruns as a result of such change orders, and paid an amount of $6.35 million to fund the design and construction of the Public Parking Facility. Additionally, DJL and the City have agreed on which architects to use for the Public Parking Facility.

Based on the foregoing, DJL is effectively constructing the facilities for its own use and a presumption is created that DJL should recognize an obligation on its books to the extent that bond proceeds were used in the construction of the PPF (i.e. an amount equal to the principal amount of Bonds outstanding less funds held in various accounts whose use is restricted to construction of the PPF or debt service).  DJL also recorded a corresponding asset which will be depreciated over the estimated useful life of the PPF (40 years).

Payments under the MAA representing interest expense and principal payments are recorded as such and any excess are recorded as property tax expense.  Operating costs of the parking facility incurred by DJL are expensed as incurred.  Payments to the capital sinking fund are approximately $0.1 million per year. Deposits to the sinking fund are recorded as other assets. When the sinking fund is used for capital improvements, such amounts are capitalized and amortized over their remaining useful life not to exceed the remaining useful life of the parking facility.

Note 3. Property and Equipment, F-14

8.
 We note your disclosure that you wrote off $1.5 million in the third quarter of 2009 and of $2.6 million during 2007 related to capitalized design and development costs on hotel projects.  We additionally note that you have agreed to loan a hotel developer up to $2.3 million to develop the hotel.  Please clarify for us the nature of your interest and obligations related to this hotel project.  Additionally, please tell us how you plan to account for the construction of the hotel.

Prior to 2009, EVD incurred certain capital expenditures related to the design, development and partial construction of a hotel adjacent to its racino which it planned to own and operate.  In 2009, instead of EVD completing construction of its own hotel, a third party developer agreed to design, develop, construct and operate a hotel adjacent to EVD’s racino.  As none of the original capitalized costs incurred by EVD were utilized by the independent third party in the construction of the hotel, the costs were written off.

In 2009, EVD made a $0.7 million investment in an unrelated third party venture (the “Hotel Owner”) whose primary purpose is to design, develop and operate a hotel adjacent to EVD’s casino.  This investment resulted in EVD owning approximately 13.5% of the equity interests in the Hotel Owner, which is organized as a limited liability company (similar to a partnership).  At both the board level and management level of the Hotel Owner, EVD does not have control over the power to direct the activities of the entity that most significantly affects the economic performance of the entity. The investment is included in Deposits and Other Assets of December 31, 2009.  Every reporting period, EVD will record its share of the income or loss from operations related to this investment with a related adjustment to the investment on the balance sheet.   No other assets will be recorded on EVD’s balance sheet related to the construction of the hotel.

In addition, EVD agreed to loan the Hotel Owner up to $2.3 million prior to November 15, 2010 to assist in the construction of the hotel.  The total construction cost of the hotel is estimated to be $11 million.  The loan will bear interest at a rate of 14.5% and shall be paid quarterly in arrears.  Principal payments on the loan are due quarterly beginning November 15, 2010 based on a twenty year amortization schedule.  All outstanding principal and interest is due on November 15, 2014.

As EVD will receive less than 50 percent of the expected residual profit from the hotel project, the entire arrangement shall be accounted for as a loan if at least one of the characteristics identified in ASC 310-10-25-20(b) through (e) is present.

ASC 310-10-25-20(b) states the following:

“The borrower has an equity investment, substantial to the project, not funded by the lender. The investment may be in the form of cash payments by the borrower or contribution by the borrower of land (without considering value expected to be added by future development or construction) or other assets.”

Total equity contributed to the hotel project is $4.4 million, including EVD’s investment of $0.7 million.  The remaining $3.7 million cash equity investment from parties other than EVD, which accounts for approximately 33% of the entire estimated project cost, is considered substantial to the project and, therefore, EVD will account for the $2.3 million loan as a note receivable.

Note 7. Leasing Arrangements, F-19

9.
 Please expand this note to discuss your property lease at DJL, the 10 and 30 acre land leases by DJW, and the office space lease by PGL mentioned in Item 2 – Properties.  Additionally, please disclose how you account for rent expense.

In future filings, we will expand our footnote disclosure on leasing arrangements to include information on our property leases and to indicate that the rent on such leases is expensed in the period incurred.

The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (563) 690-4975 if you have any questions or need any additional information.

Sincerely,

/s/ M. Brent Stevens
Peninsula Gaming, LLC
By: M. Brent Stevens
Its: Chief Executive Officer